COASTAL PACIFIC MINING CORPORATION
927 DRURY AVENUE, NE
CALGARY, ALBERTA
T2E OM3

July 5, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

RE:          Coastal Pacific Mining Corporation (the “Company”)
Form 20-F for fiscal year ended April 30, 2011
Filed November 15, 2011
Response dated May 31, 2012
File No. – 000-53617

Dear Ms. Jenkins:

Further to your letter of June 27, 2012 in regard to the above noted Company filing, we hereby respond as follows:

Form 20-F for the fiscal Year Ended April 30, 2011

Note 6. Stockholders’ Equity, page F-11

Comment:

1.
We note your response to comment 2 in our letter dated April 30, 2012.  Please provide draft disclosure to be included in future filings that discloses in Note 2 your accounting policy for share-based payment arrangements issued in exchange for the receipt of goods or services as defined in ASC 505-50.

Response:

Our proposed disclosure for our accounting policy is:

Note 2.   Summary of Significant Accounting Policies:

Share based payment arrangements

The Company follows the guidance provided in ASC 505-50 – Equity Based Payments to Non-Employees (“ASC 505-50”) in respect to the valuation of shares issued for receipt of goods or services rendered.

Engineering Comments

Comment:

2.
We note your response to comments 7, 10, and 12 regarding a discussion of your environmental permits, exploration plans/budgets, and sample collection/assaying procedures at your exploration properties.  Please confirm to us you will include a similar discussion in your future filings.

Response:

We confirm that we will include a similar discussion in our future filings regarding the discussion of our environmental permits, exploration plans/budgets, and sample collection/assaying procedures at our exploration properties in all future filings requiring such disclosure.

Comment:

3.	We note your response to comment 9 in which you made the changes to your maps. Please provide copies for our review with your response.

Response:

We have amended our drawings as detailed in our prior response to comment 9.   We have appended copies of our maps for your review with this response.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above is satisfactory.  Please advise if you require us to file an amended Form 20-F in order to reflect these changes or, as we are currently finalizing our Form 20-F for the period ended April 30, 2012, or whether we should just ensure that we enact all of the required changes into the upcoming April 30, 2012 filing.

Should you further, please do not hesitate to contact the undersigned.

Yours truly,

/s/ Joseph Bucci
Joseph Bucci
President

N
Wawa
17
101
Chapleau
Foleyet
DORE ROAD
101
Timmins
11
101
QUEBEC
ONTARIO
Kirkland Lake
66
11
HOTSTONE PROPERTY
Kormack
667
Sultan
Ramsey
Gogama
Haileybury
Lake Superior
A.C.R.
129
C.P.R.
144
scale 1:2,000,000
0
50
kilometres
C.N.R.
Sudbury
Sault Ste.Marie
17
ONTARIO
USA
0
500
kilometres
Drawn by BJM

Location Map for the HOTSTONE Property

Hotstone Gold Property and Porcupine Mining Camp

Geology
of the
Southern Abitibi Subprovince
Rock Unit Legend
0 10 20 KM 30 40 50
Timmins Gold Camp
Hotstone Gold Property
Matachewan Gold Camp
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
Legend
Producing mine
1 Dome gold
2 Hoyle Pond gold
3 Pamour gold
4 Kidd Creek Cu, Zn, Ag
5 Montcalm Ni Cu, Co
6 Penhorwood talc
Active advanced projects
7 Bell Creek gold
8 Black Fox gold
9 Hollinger gold
10 Holloway gold
11 Holt McDermott gold
12 Timmins West gold
Suspended operations
13 Clavos gold
14 Stock gold
15 McWatters Ni
16 Redstone Ni, Cu, Co
February 2009